Exhibit 99.114

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces 3rdQuarter FY-2013 Quarterly Results

Toronto, Ontario – August 14, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the three and nine months ended June 30, 2013. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com. Unless noted otherwise, all dollar amounts are in US dollars.

Selected Summary Financial Information

	As at June 30,	As at September 30,
$000's	2013	2012
Financial Position:
Working Capital	$33,785	$41,934
Property, plant and equipment	$127,494	$119,524
Total assets	$207,729	$223,844
Total long-term liabilities	$34,060	$37,921

	Three months ended	Nine months ended
$000, except per share data	June 30, 2013	June 30, 2013
Results of Operations:
Total revenues	$4,954	$47,968
Net Income (loss)	$(5,532)	$(13,478)
Basic & diluted net income (loss per share)	$(0.01)	$(0.02)

Financial and Operational Highlights for the Quarter-ended June 30, 2013 (“Q3-2013”):

Sold 50,000 pounds of U3O8 , all of which was pursuant to term contracts at an average realized price of $58.75 per pound.
Sold 315,000 pounds of V2O5 at an average realized price of $6.21 per pound.
Production at the White Mesa Mill totaled 511,000 pounds of U3O8 and 490,000 pounds of V2O5. U3O8 production included 95,000 pounds of U3O8 from alternate feed materials and 416,000 pounds of U3O8 from conventional ore, primarily from the Company’s Beaver, Pandora, Arizona 1 and Daneros mines.
As of June 30, 2013, the Company had working capital of $33.8 million, including cash and cash equivalents of $7.9 million, marketable securities of $0.2 million and 502,000 pounds of uranium concentrate inventory which, based on spot market prices as of June 30, 2013, had a market value of $19.9 million.
On June 11, 2013, Energy Fuels and Strathmore Minerals Corp. (“Strathmore”) entered into a definitive arrangement agreement whereby Energy Fuels will acquire by way of a plan of arrangement in accordance with the Business Corporations Act (British Columbia) all of the issued and outstanding shares of Strathmore (the “Transaction”). The Transaction is expected to create value for both companies’ shareholders as a result of significant operating synergies as outlined in the May 24, 2013 joint press release. Korea Electric Power Corporation (“KEPCO”), the largest shareholder of both Energy Fuels and Strathmore, has signed support agreements agreeing to vote their shares of both companies in favour of the Transaction. The shareholders of Energy Fuels approved the Transaction at a special meeting held on August 13, 2013. The shareholders of Strathmore will be asked to approve the Transaction at a special meeting to be held on August 20, 2013.

On June 13, 2013, the Company announced the completion of a Cdn$6.6 Million bought deal private placement. A total of 47,380,791 units were issued at a price of Cdn$0.14 per unit. After strong investor interest, the offering was increased from the previously announced maximum of Cdn$5.8 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, entitling the holder thereof to acquire one common share of the Company at a price of Cdn$0.19 at any time until June 15, 2015.

Energy Fuels Outlook for the Fiscal Year Ended September 30, 2013 (“FY-2013”)

Energy Fuels continues to pursue its corporate strategy which balances prudent, measured operations during the current uranium price environment, while concurrently positioning the Company to realize the economic benefits of anticipated improvements in the price of uranium through select development expenditures and care and maintenance activities. Energy Fuels believes the long-term uranium market outlook remains positive (as outlined below in Market Outlook for FY-2013) and is supported by strong supply and demand fundamentals within the sector. However, the Company believes that near- to medium- term uncertainty in the market could lead to continued sluggishness in uranium prices.

Energy Fuels remains focused on its relatively lower cost sources of production from its Arizona Strip mines and alternate feed materials. These production sources, along with the Company’s existing uranium concentrate inventories, will provide Energy Fuels with the U3O8 required for near-term deliveries pursuant to its term contracts. By doing so, the Company aims to maximize its realized sales price per pound of U3O8 and minimize its marginal cash cost of production.

During the quarter-ended March 31, 2013, the Company determined that it could realize production efficiencies by milling its entire stockpile of conventional ore during Q3-2013, and therefore the Company completed the processing of essentially all stockpiled ore in June 2013. The Company`s stockpile of conventional ore is currently being replenished with mined ore from its Arizona 1 and Pinenut mines (Pinenut commenced production in July 2013), and the Company currently expects to resume conventional ore processing during the second half of FY-2014. The processing of alternate feed materials is currently expected to continue through the remainder of FY-2013 and into the fiscal year ended September 30, 2014 (“FY 2014”). Mining activities are expected to continue on the Arizona Strip at the Arizona 1 and Pinenut mines for the remainder of FY-2013 and into FY-2014.

Energy Fuels expects improvements in the uranium price over the medium to long-term and is maintaining, and selectively growing, its asset base in a manner that positions the Company to realize the associated economic benefits of a higher uranium price. At the same time, the Company is regularly monitoring market conditions and adjusting growth plans accordingly. Consistent with this strategy, Energy Fuels expects to complete the acquisition of Strathmore on August 28th, 2013. Energy Fuels believes the Transaction will result in significant value creation for the shareholders of both companies, through numerous synergies between the companies’ assets in the Colorado Plateau district and in Wyoming. In addition, the Transaction offers the Company the opportunity to further its relationship with KEPCO, including the appointment of a director, nominated by KEPCO, to join Energy Fuels’ board of directors. Energy Fuels believes that KEPCO is a global leader in the nuclear power sector.

Following the closing of the Transaction, Energy Fuels also looks forward to working with Sumitomo Corporation of Japan, Strathmore`s joint venture partner at the Roca Honda uranium project (“Roca Honda”) in New Mexico. Roca Honda is one of the largest and highest grade uranium development projects in the US. Energy Fuels believes that operational synergies can be realized by utilizing Energy Fuels` White Mesa Mill to process ore from Roca Honda, thereby negating the need to permit and develop a new uranium mill in New Mexico.

Development of the Canyon mine in Arizona continued through Q3-2013. Permitting at the Sheep Mountain Project also continued through Q3-2013, advancing a second potential major production center for the Company. Following the closing of the acquisition of Strathmore, Energy Fuels will evaluate the co-development of Sheep Mountain in conjunction with Strathmore’s Gas Hills and Juniper Ridge uranium projects in Wyoming. Energy Fuels is confident that operational synergies can be realized through this co-development strategy. The Company is also pursuing potential new supplies of alternate feed materials for the White Mesa Mill (which carry no mining costs), and will continue to evaluate additional toll milling and/or ore purchase agreements with third-parties who own uranium properties within trucking distance of the White Mesa Mill. Energy Fuels will also continue to evaluate growth through accretive acquisitions.

As outlined below, Energy Fuels provides the following updated outlook for FY-2013 and provides the following outlook for uranium sales and production for the quarter-ended September 30, 2013 (“Q4-2013”):

FY-2013 Sales: As previously announced, the Company expects to sell 997,000 pounds of U3O8 during FY-2013, of which 957,000 pounds is expected to be sold under term contracts and the remainder sold into the spot market. Vanadium sales are estimated to be 1,537,000 pounds of V2O5, or equivalent in the form of ferrovanadium, during FY-2013.

Q4-2013 Sales: The Company expects to sell 257,000 pounds U3O8 during Q4-2013, all of which will be sold pursuant to term contracts.

FY-2013 Production: The Company expects to produce approximately 1,150,000 pounds of U3O8 during FY-2013, from both conventional ore and alternate feed sources. Conventional ore production includes ore mined from the Beaver, Pandora, Arizona 1 and Daneros mines. Given the processing of Beaver and Pandora ores, Energy Fuels also anticipates production of 1,537,000 pounds of V2O5 in FY-2013.

Q4-2013 Production: The Company expects to produce 125,000 pounds of U3O8 during Q4-2013, sourced from alternate feed materials.

FY-2013 Mining Activities: As previously announced, mining on the Arizona Strip is expected to continue during FY-2013 at the Arizona 1 and Pinenut mines. Effective October 17, 2012, the Company placed the Daneros and Beaver mines on standby. In addition, the Pandora mine was placed on standby in December 2012.

FY-2013 Project Development: Energy Fuels plans to selectively invest in high priority development projects and maintain general permitting and exploration activities during FY-2013. During Q3-2013, the Company continued development of the Canyon mine in Arizona. The Company anticipates development expenditures at the Canyon mine to be $3.9 million to $4.4 million during FY-2013. In addition, Energy Fuels continued permitting activities at the Sheep Mountain Project in Wyoming during Q3-2013, at an anticipated cost of approximately $1.1 million during FY- 2013. The Company expects other permitting and exploration expenditures to be approximately $1.8 million for FY-2013.

Market Outlook for FY-2013

Near- to medium- term uncertainty continues to lead to sluggishness in the uranium market. However, despite low contract volumes, uranium prices were relatively stable during Q3-2013. According to price data from TradeTech, the uranium term price remained at $57.00/lb. , while the spot price of uranium dropped $2.70/lb. from $42.25/lb. at the end of the prior quarter, to close on June 30 at $39.55/lb. Although the spot price dropped to $35.00/lb on July 31, it has since rebounded to $35.75 as of August 9, 2013. TradeTech’s long-term price indicator dropped from $57.00/lb to $54.00/lb during that same period. The continued shutdown of Japanese reactors and the resulting build-up in inventories and lack of demand are largely responsible for this continued market sluggishness. The anticipated restart of those reactors is expected to be an important catalyst to the market.

In spite of the near- to medium-term uncertainty in the market, long-term demand fundamentals within the uranium sector remain strong. China, Russia, India, South Korea, the U.S., the UAE and Brazil continue to construct nuclear power plants. The World Nuclear Association reports that there are now 68 nuclear reactors under construction, an increase of 2 units from the prior quarter, and 478 nuclear reactors planned or proposed. The 68 reactors under construction will require about 100 million lbs. of U3O8 for initial cores and an additional 35 million lbs. of U3O8 annually, once they are generating. China and India plan to begin operation at eight nuclear reactors this year.

Although long-term fundamentals continue to be strong, Energy Fuels believes near-to medium- term uncertainty could continue to lead to sluggishness in the market, particularly during the summer months, when market activity is typically low. However, despite the challenging industry environment, Energy Fuels believes it is well positioned to execute the Company’s business plan, and to be able to respond rapidly and aggressively to improved uranium prices.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The Company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com